

07005540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Schottenfeld Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Searing (212) 300-2229
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Robert Searing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schottenfeld Group LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Financial Officer

Title



MERRY SHIRLEY SAMAROO
Notary Public, State of New York
No. 01SA6152807
Qualified in New York County
Commission Expires Sept. 25, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHOTTENFELD GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Schottenfeld Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Schottenfeld Group LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Schottenfeld Group LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 23, 2007

SCHOTTENFELD GROUP LLC

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 198,992
Due from clearing broker	3,559,366
Securities owned, at market value	23,720,356
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $1,109,318	1,402,474
Due from affiliate	467,955
Other assets	179,407
	$ 29,528,550
LIABILITIES	
Securities sold short, at market value	$ 10,144,760
Compensation payable	460,024
Accounts payable and accrued expenses	413,290
Deferred rent payable	370,522
Equipment leases payable	136,045
	11,524,641
MEMBERS' CAPITAL	18,003,909
	$ 29,528,550

See notes to statement of financial condition

SCHOTTENFELD GROUP LLC

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Schottenfeld Group LLC (the "Company") was organized in July 2003 as a Delaware Limited Liability Company. In April 2004 the Company became registered as a broker/dealer and commenced operations in June 2004. The Company trades securities for its own account and provides commission based agency services to its institutional clients, including certain related parties as described in Note D. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P., on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Agreement.

[2] Valuation of securities:

Securities owned and sold short are valued at market value based on exchange quoted prices or at fair value as determined by management. Securities owned and sold short consist primarily of marketable equities.

[3] Equipment and improvements:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the estimated useful life of the assets or the lease period.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

SCHOTTENFELD GROUP LLC

Notes to Statement of Financial Condition
December 31, 2006

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $11,381,686 which was $11,281,686 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.10 to 1.

NOTE C - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to New York City unincorporated business tax.

NOTE D - RELATED PARTY TRANSACTIONS

The Company provides brokerage services to an affiliate, Schottenfeld Qualified Associates, L.P. ("SQA"), which is managed by an affiliate controlled by one of the members of the Company.

The Company has engaged the services of Roadrunner Capital Partners LLC ("Roadrunner"), a commonly controlled affiliate to manage certain of its assets in connection with the Company's proprietary securities trading activities. As of December 31, 2006, the Company owed $394,771 to Roadrunner in connection with these services, which amount is included in compensation payable.

Roadrunner is the lessee and obligor on the premises lease for the office facilities occupied by the Company. Although no formal arrangement exists between the Company and Roadrunner, the Company has borne all of the lease costs incurred by Roadrunner for the year ended December 31, 2006. Required security deposits were also funded by the Company and are reflected as due from affiliate.

Roadrunner is also the lessee of certain telecommunications equipment used by the Company. In 2004, the Company capitalized the related lease costs of $237,395 and recorded a liability for the amounts due pursuant to the equipment leases.

(See Note F - Lease Commitments and Deferred Rent)

NOTE E - EQUIPMENT AND IMPROVEMENTS:

At December 31, 2006, furniture, equipment and improvements consisted of:

	Cost (1)	Estimated Lives
Office equipment, furniture and fixtures	$ 442,366	3 to 5 years
Telecommunications equipment (2)	876,829	5 years
Leasehold improvements	1,192,597	Lease term
	2,511,792	
Accumulated depreciation and amortization	(1,109,318)	
	$ 1,402,474	

(1) Office equipment and leasehold improvements are recorded at cost, including $742,795 transferred from affiliates as part of the members' capital contributions.

(2) Telecommunications equipment includes $237,395 representing capitalized lease costs.

NOTE F - LEASE COMMITMENTS AND DEFERRED RENT

As described in Note D, as the primary user of certain office facilities and equipment, the Company has borne the costs for the year ended December 31, 2006 of certain lease arrangements of its affiliate Roadrunner. The future minimum lease payments due under these operating and capital leases are as approximately follows:

Year Ending December 31,	Operating Lease	Capital Leases
2007	$ 954,000	$ 58,500
2008	960,000	58,500
2009	960,000	29,000
2010	157,000	
Total minimum lease payments	$ 3,031,000	$ 146,000*

*Includes interest of approximately $10,000.

The capital leases require monthly payments over a 60-month term ending July 2009 and include interest at the annual rate of 8.5%.

The office facilities lease expires on February 27, 2010 and provides for a 3-month period during which no payments of rent were required. The difference between rent expense incurred and rent paid is recorded as deferred rent. In addition, the lessor contributed $407,915 towards the cost of initial alterations which amount was recorded as deferred rent. For financial reporting purposes, expense related to the lease is recognized on a straight-line basis over the lease term and the total amount of deferred rent is to be amortized over the lease term.

The Company also receives certain facilities usage fees from third parties sharing the facilities. Following are the approximate minimum fees to be received by the Company based on formalized usage fee arrangements in place as of December 31, 2006:

2007	$ 471,000
2008	370,000
2009	370,000
2010	62,000
	$ 1,273,000

NOTE G - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

The Company keeps a portion of its cash with a major bank. The account balances may exceed the FDIC insurance limit.

END